NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 January 2007

OFFERS FOR CORUS GROUP PLC (“Corus”)

ANNOUNCEMENT BY THE PANEL ON TAKEOVERS AND MERGERS

Set out below is the text of an announcement released in London earlier today by the Panel on Takeovers and Mergers:

“OFFERS BY

TATA STEEL UK LIMITED (“TATA”)

and

CSN ACQUISITIONS LIMITED (“CSN”)

for

CORUS GROUP PLC (“CORUS”)

On 20 October 2006, Tata announced a cash offer of 455p per share for Corus, such offer to be implemented by way of a scheme of arrangement. The Tata scheme document was posted on 10 November. On 10 December, Tata announced a revised offer for Corus of 500p per share. On 11 December, CSN announced a firm intention to make a cash offer for Corus of 515p per share and that it proposed that, subject to the satisfaction of a pre-condition, its offer should also be implemented by way of a scheme of arrangement. On 19 December, the Panel Executive announced that it had ruled that the last date for Tata and CSN to announce revised offers for Corus was 30 January 2007.

On the basis that neither offeror has declared its offer final, such that either offer may be increased or otherwise revised, a competitive situation continues to exist for the purposes of Rule 32.5 of the Takeover Code (“the Code”). In order to provide an orderly framework for the resolution of this competitive situation, and in accordance with Rule 32.5, the Panel Executive has, after discussions with the parties, established an auction procedure which, assuming a competitive situation continues to exist, is expected to commence at 4.30pm (London time) on 30 January.

The auction procedure will consist of a maximum of nine rounds, comprising up to eight rounds in which each offeror is able to lodge a fixed price bid in cash followed by, if the auction procedure has not by then concluded, a final round. In the final round each offeror is able to lodge either a fixed price bid in cash or a cash bid calculated by reference to a formula pursuant to which an offeror can lodge a bid at a specified amount in cash more than the other offeror subject to a specified maximum cash amount.

In respect of the first eight rounds of the auction procedure, a subsequent round will only take place if the offeror which has the lower cash bid as at the beginning of that round (or, if at that time the highest cash bids of both offerors are at the same price, either offeror) lodges an increased cash bid in that round. Such a cash bid must be not less than 5p higher than the higher cash bid as at the beginning of that round (or, if at that time the highest cash bids of both offerors are at the same price in cash, not less than 5p above the price of those bids). However, if an offeror which has the higher cash bid as at the beginning of a round lodges an increased bid in that round, it is not subject to any minimum increment.

It is expected that the increased bids (if any) lodged during the auction procedure will not be publicly announced by any of the parties other than as set out below.

Assuming, as is currently expected, that the auction procedure has completed by 2.30am (London time) on 31 January, the Panel Executive expects to make an announcement by no later than 3.00am (London time) on 31 January setting out the prices of the offers to be announced by each offeror following the conclusion of the auction procedure. If the auction procedure has not completed by 2.30am (London time) on 31 January, the Panel Executive would expect to freeze the auction procedure at that time and to announce by 3.00am (London time) on 31 January the prices of the highest cash bids (if any) lodged by each offeror at that point. In those circumstances, it is expected that the auction procedure would then be re-commenced no earlier than 4.30pm (London time) on 31 January and a further announcement would be made by the Panel Executive by no later than 3.00am (London time) on 1 February.

Following the Panel Executive’s announcement of the result of the auction procedure, each of the offerors is required to make an appropriate announcement under Rule 2.5 of the Code of a revised offer in respect of its latest bid lodged in accordance with the auction procedure.

For the avoidance of doubt, the auction procedure may complete in circumstances where the revised offers which the offerors are required to announce under Rule 2.5 of the Code are at the same prices in cash.

Between 4.30pm (London time) on 30 January and the time when an offeror’s appropriate offer announcement under Rule 2.5 of the Code has been released by a Regulatory Information Service, neither that offeror nor any person acting in concert with it may deal in relevant securities of Corus or take any steps to procure, amend or renew any irrevocable commitment or letter of intent in relation to its or the other offeror’s offer.

The Panel Executive reserves the discretion to amend the auction procedure as appropriate. In particular, the times referred to above are subject to change, depending on the circumstances at the time.

Following the conclusion of the auction procedure, neither offeror is permitted to revise the price of its offer for Corus from that established by means of the auction procedure, or to introduce any new alternative offer (unless, under the normal provisions of the Code, a third party announces a firm intention to make an offer for Corus).

Each of the parties has agreed to the terms of the auction procedure and this announcement.

26 January 2007”

The distribution of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the City Code on Takeovers and Mergers, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the ‘SEC’). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

The offers for Corus from Tata Steel UK Limited and CSN Acquisitions Limited (the “Offers”) relate to the shares of a UK company and each of the Offers is proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, each Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK, India and/or Brazil that may not be comparable to the financial statements of US companies.

This announcement includes ‘forward-looking statements’ under United States securities laws, including statements about the expected timing of the Offers and all other statements in this announcement other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as ‘will’, ‘may’, ‘should’, ‘continue’, ‘aims’, ‘believes’, ‘expects’, ‘estimates’, ‘intends’, ‘anticipates’, ‘projects’, ‘plans’ or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Offers, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients’ commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus, Tata Steel and/or CSN Acquisitions businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward looking statements contained in this announcement are made as of the date hereof and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Corus, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all “dealings” in “relevant securities” of Corus by Tata Steel Limited, Tata Steel UK Limited, Companhia Siderurgica Nacional, CSN Acquisitions Limited or Corus, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.